Sidley Austin LLP 787 Seventh Avenue New York, NY 10019 +1 212 839 5300 +1 212 839 5599 Fax AMERICA • ASIA PACIFIC • EUROPE	+1 212 839 8679 MKUTNER@sidley.com

February 15, 2023

Emily Rowland

Senior Counsel
U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review and Accounting Office

100 F. Street, N.E.
Washington, DC 20549

Re:	First Eagle Funds (the “Trust”)

File Nos.: 033-63560 and 811-7762

Post-Effective Amendment No. 108 to the Trust’s Registration Statement on Form N-1A

Dear Ms. Rowland:

Thank you for your comments regarding Post-Effective Amendment No. 108 to the Trust’s registration statement on Form N-1A, filed with the Securities and Exchange Commission (the “Commission”) on December 22, 2022 (the “PEA”). The PEA was filed for the purpose of revising the name and principal investment strategy of the First Eagle Fund of America (to be renamed the First Eagle Rising Dividend Fund) (the “Fund”), a series of the Trust. This letter responds to your comments, which you provided to us by telephone on February 3, 2023.

Below, we describe changes the Trust will make to the PEA in response to the Staff’s comments, generally described by reference to where the responsive disclosures will appear in the PEA.

We anticipate making the applicable changes in a filing pursuant to Rule 485(b) under the Securities Act of 1933, as amended (the “Securities Act”), on or about February 28, 2023, with an effective date of March 1, 2023. All text changes described below will be implemented substantially as noted here, though some variation in the final filing may be appropriate.

Capitalized terms used, but not otherwise defined, have the meaning ascribed to them in the PEA.

Sidley Austin (NY) LLP is a Delaware limited liability partnership doing business as Sidley Austin LLP and practicing in affiliation with other Sidley Austin partnerships.

GENERAL COMMENTS

1.	COMMENT: You asked that the Fund please provide its responses to the Staff’s comments no later than five business days prior to the effective date of the filing to give the Staff adequate time to review the Fund’s responses. You noted that the Fund and management are responsible for the accuracy of the disclosure notwithstanding any review by the Staff.

RESPONSE: The Fund’s responses to the Staff’s comments are included herein.

2.	COMMENT: You noted that where a comment is made to one section of the PEA, the comment is applicable to all similar disclosure appearing elsewhere in the PEA.

RESPONSE: The Fund will incorporate the Staff’s comments throughout the PEA.

3.	COMMENT: You asked that the Fund please update its name on EDGAR in connection with the filing.

RESPONSE: The Fund will update its name on EDGAR in connection with the filing.

FEES AND EXPENSES

4.	COMMENT: With respect to the footnote to the Fees and Expenses table indicated by “**,” and in particular the sentence “The Fund has agreed that each of Classes A, C, I, R3, R4, R5 and R6 will repay the Adviser for fees and expenses waived or reimbursed for the class provided that repayment does not cause annual operating expenses (after the repayment is taken into account) to exceed either: (1) 0.90%,1.65%, 0.65%, 1.00%, 0.75%, 0.65% and 0.65% of the class’ average net assets, respectively; or” you asked that the Fund replace the language from “either: (1)…; or (2)…” to “[the lesser of] or [both] (1)…; and (2)…”

RESPONSE: The Fund will revise the above-quoted sentence in footnote “**” to the Fees and Expenses table as follows:

The Fund has agreed that each of Classes A, C, I, R3, R4, R5 and R6 will repay the Adviser for fees and expenses waived or reimbursed for the class provided that repayment does not cause annual operating expenses (after the repayment is taken into account) to exceed ~~either~~ the lesser of: (1) 0.90%, 1.65%, 0.65%, 1.00%, 0.75%, 0.65% and 0.65% of the class’ average net assets, respectively; or (2) if applicable, the then-current expense limitations. Any such repayment must be made within three years after the year in which the Adviser incurred the expense.

5.	COMMENT: With respect to the footnote to the Fees and Expenses table indicated by “**,” and in particular the sentence “Any such repayment must be made within three years after the year in which the Adviser incurred the expense,” you asked that the Fund revise the sentence to say “Any such repayment must be made within three years from the date such amount was originally waived or reimbursed.”

RESPONSE: The Fund respectfully declines to make the change in response to the Staff’s comment regarding the phrase “after the year in which the Adviser incurred the expense.” The Fund believes that the disclosures are accurate and consistent with the terms of the expense limitation arrangement in place for the Fund. Under the expense limitation agreement, the Adviser has agreed to waive its fees or reimburse the Fund in order to limit the Fund’s annual operating expenses to the stated expense ratios, as calculated on a per annum basis.

While the Fund will attempt to estimate the amounts to be waived or reimbursed by the Adviser via accruals made throughout the term of the expense limitation arrangement, the Fund’s expenses and asset levels will fluctuate, preventing a determination of the final annual expense ratios and, accordingly, the amounts required to be waived or reimbursed by the Adviser until the full year is completed. For example, the Fund may experience a significant increase in asset levels during the term of the expense limitation agreement and may accrue an expense waiver over the first few months of the term, but later determine that such expense waiver is not actually required if the Fund’s expense ratio, as calculated on an annualized basis, is under the agreed upon limit. In this situation, despite the fact that the Fund initially accrued for an expense waiver, the Adviser would not actually waive any of its fees during the term.

At the present time, the Adviser has concluded that it does not believe that the conditions of FAS 5 will require the Fund to record a liability for the potential recapture of fees waived or expenses reimbursed.

The Adviser will provide the Fund’s independent auditor with its FAS 5 analysis in due course.

For this reason, the Adviser’s ability to recoup its previously waived fees or reimbursed expenses cannot be determined until the conclusion of the fiscal year end. Only if the Funds’ annual expense ratios are below the agreed upon limits is the Adviser eligible for recoupment of its previously waived fees/reimbursed expenses. Further, under the terms of the expense limitation agreement, such amounts are only eligible for recoupment if they are within the three years following the year that they were waived or reimbursed. As noted above, the actual waiver or reimbursement is always determined as of the end of the term. Therefore, any recoupment by the Adviser would occur within three years of that date.

6.	COMMENT: You asked the Fund to delete the Footnote *** (“‘Other Expenses’ shown generally reflect actual expenses for the Fund for the fiscal year ended October 31, 2022.”), and noted that a footnote like this is generally included only if expenses are being restated.

RESPONSE: The Fund will delete Footnote ***.

PORTFOLIO TURNOVER

7.	COMMENT: You asked that if the Fund’s portfolio is being repositioned as a result of the changes to the Fund’s principal investment strategy and portfolio turnover occurs, the Fund should include disclosure regarding:
a.	Portfolio turnover risk, which risk should include that existing and new shareholders who purchase Fund shares may have adverse tax consequences due to the repositioning; and
b.	Any anticipated variation in the portfolio turnover rate in the SAI.

RESPONSE: The changes to the Fund’s name and principal investment strategy are not expected to result in changes to the Fund’s investment philosophy, or significantly alter the composition of the Fund’s portfolio. Accordingly, the Fund will not be including risks associated with portfolio turnover or disclosure of the anticipated variation in the portfolio turnover rate in the SAI.

PRINCIPAL INVESTMENT STRATEGY

8.	COMMENT: You asked that the Fund disclose in its principal investment strategy in response to Item 4 of Form N-1A that its investments in foreign equity instruments can be denominated in any applicable foreign currency.

RESPONSE: The Fund will revise the disclosure as follows:

To achieve its objective of capital appreciation and current income, under normal circumstances the Fund will primarily invest in domestic stocks and, to a lesser extent, debt and foreign equity instruments (including American Depositary Receipts, Global Depositary Receipts and European Depositary Receipts). The

Fund’s investments in foreign equity instruments can be denominated in any applicable foreign currency.

9.	COMMENT: You asked that the Fund disclose in its principal investment strategy in response to Item 9 of Form N-1A how the Adviser determines whether an investment prospect has the capacity to grow dividends (e.g., what metrics are used).

RESPONSE: The Fund has revised its disclosure in response to Item 9 of Form N-1A to include the following: “In selecting companies with the capacity to grow dividends, the Adviser assesses, among other factors, a company’s historical return on investment, 5- and 10-year dividend growth rates and available cash flow.”

10.	COMMENT: You noted that the disclosure states that the Fund invests in convertible securities. You asked that if the Fund invests, or expects to invest, in contingent convertible securities then the Fund should consider what, if any, disclosure is appropriate. The type and location of disclosure will depend on, among other things, the extent to which the Fund invests in contingent convertible securities and the characteristics of the contingent convertible securities (e.g., credit quality and conversion triggers). If contingent convertible securities are, or will be, a principal investment, the Fund should provide a description of them and it should provide appropriate risk disclosure.

RESPONSE: The Fund currently does not expect to invest in contingent convertible securities. Accordingly, the Fund will not be including the above-referenced disclosure in its principal investment strategy or principal risks.

11.	COMMENT: You noted that the disclosure of the Fund’s principal investment strategy in response to Item 4 of Form N-1A describes how the Adviser selects companies for investment. You asked the Fund to also describe how the Adviser decides when to sell investments. You asked that it be summarized in the principal investment strategy in response to Item 4 of Form N-1A with a more full description in response to Item 9 of Form N-1A.

RESPONSE: The Fund has revised its disclosure to include the following: “The Adviser generally will sell an investment if it no longer meets these criteria.”

12.	COMMENT: You noted that the disclosure of the Fund’s principal investment strategy in response to Item 4 of Form N-1A references “durable competitive advantage.” You asked that the Fund explain this more in its principal investment strategy disclosure in response to Item 9 of Form N-1A.

RESPONSE: The Fund has revised its disclosure in response to Item 9 of Form N-1A to include the following with respect to “durable competitive advantage”: “(e.g., a strong brand, robust distribution network or premium location)”.

13.	COMMENT: You referred us to the following paragraph:

Derivatives include investing in options, futures and swaps and related products. Specifically, the Fund may enter into interest rate, credit default, currency, equity, fixed income and index swaps and the purchase or sale of related caps, floors and collars.

You asked that the Fund describe more fully the derivatives in which the Fund will principally invest rather than just listing derivatives. You also asked that to the extent that derivatives are counted toward the Fund’s 80% investment policy, that the Fund disclose that derivatives will be valued at market value.

RESPONSE: The Fund has revised its disclosure to only state with respect to investments in derivatives the following: “The Fund may write “covered” call (and put) options on equity or debt securities in seeking to enhance investment return and to hedge against declines (or increases) in the prices of portfolio securities.” The Fund also has revised its disclosure to state that: “The Fund ‘counts’ relevant derivative positions towards its ‘80% of net assets’ allocation, and in doing so, values each position at the price at which it is held on the Fund’s books (generally market price).”

14.	COMMENT: You noted that the Fund includes “caps, floors and collars” within its principal investment strategy. You asked that the Fund include disclosure of the risks related to caps, floors and collars in either the principal risks in response to Item 4 or Item 9 of Form N-1A.

RESPONSE: Please see the Fund’s response to Comment 13 above.

15.	COMMENT: You referred us to the following paragraph:

In addition, the Fund may enter into options on securities and on stock indices to limit the Fund’s investment risk and augment its investment return only if at the time of writing, the Fund holds a portfolio of stocks or bonds listed on such index.

You asked that the Fund clarify whether the options referenced here are the same as the “covered call options” referenced in the paragraph that immediately follows.

RESPONSE: Please see the Fund’s response to Comment 13 above.

16.	COMMENT: In reference to the above two paragraphs, you asked that the Fund clarify the types of options in which it will principally invest.

RESPONSE: Please see the Fund’s response to Comment 13 above.

17.	COMMENT: You asked whether the disclosure “The Fund also may write call options on broadly based stock and bond market indices only if at the time of writing it holds a portfolio of stocks or bonds listed on such index to hedge against potential declines in prices” was being provided in addition to something that has been described or if it modifies earlier disclosure.

You also asked that the disclosure be revised to read: “The Fund also may write call options on broadly based stock and bond market indices only if at the time of writing it holds, as applicable, the security or a portfolio of stocks or bonds listed on such index to hedge against potential declines in prices.”

RESPONSE: Please see the Fund’s response to Comment 13 above.

18.	COMMENT: You asked that the Fund clarify its “value approach.”

RESPONSE: The Fund respectfully declines to make any changes to the statements at this time. The Fund believes the disclosure is clear, concise and understandable, and effectively conveys the Adviser’s “value” investment philosophy.

19.	COMMENT: You asked that the Fund remove the cross references to the Defensive Investment Strategies and the More Information about the Fund’s Investments sections from the Fund’s Summary.

RESPONSE: The Fund respectfully declines to make any changes to the cross references at this time. The Fund notes that these cross references are intended to refer readers to sections that include additional information about the Fund’s investment strategy in response to Item 9 of Form N-1A.

20.	COMMENT: You noted that the Fund discloses that it “may invest in debt securities generally without regard to their credit rating or time to maturity.” You asked the Fund also include information about debt securities’ duration.

RESPONSE: The Fund has revised its disclosure to state the following: “The Fund may invest in debt securities generally without regard to their credit rating, time to maturity or duration. ‘Duration’ is a way of measuring a debt security’s sensitivity to a potential change in interest rates.”

PRINCIPAL INVESTMENT RISKS

21.	COMMENT: With respect to the Fund’s Diversification Risk, you asked that the Fund delete the reference to “industries” because diversification risk is about issuers and companies.

RESPONSE: The Fund will revise the disclosure as follows: “The Fund is a non-diversified mutual fund, and as a result, an investment in the Fund may expose your money to greater risks than if you invest in a diversified fund. The Fund will invest in a limited number of companies ~~and industries~~, therefore gains or losses in a particular security may have a greater impact on their share price.”

22.	COMMENT: With respect to the Fund’s Credit and Interest Rate Risk, you asked the Fund to revise the disclosure to note the recent rate increases to fight inflation.

RESPONSE: The Fund will revise the last sentence of the Credit and Interest Rate Risk as follows: “In addition, there is risk of significant future rate moves and related economic and market impacts. As of the date of this Prospectus, there have been significant recent rates increases in the United States to combat inflation in the U.S. economy, and additional rate increases are possible.”

23.	COMMENT: You asked that the Fund briefly address the risks of options that are part of the Fund’s principal investment strategy.

RESPONSE: Please see the Fund’s response to Comment 13 above. The Fund notes that Options Risk is included as a risk in the prospectus.

24.	COMMENT: With respect to the Fund’s Foreign Investment Risk, you read the disclosure to suggest that the Fund invests in emerging markets. You also noted that the Fund does not include emerging markets investments within it principal investment strategy. You asked if the Fund invests in emerging markets, and if it does, for the Fund to include emerging markets in its principal investment strategy and expand the risk to include more risks associated with investing in emerging markets.

RESPONSE: Investments in emerging markets are not a principal investment strategy for the Fund. The Fund respectfully declines to make any changes to the risk disclosure at this time, and believes the risk as described is appropriate.

25.	COMMENT: You asked that the Fund expand the Brexit Risk to briefly describe what the Brexit risk is.

RESPONSE: The Fund will revise the disclosure to include the following: “The impact of Brexit on the United Kingdom and European economies could be significant, potentially resulting in increased volatility and illiquidity and lower economic growth for companies that rely significantly on the United Kingdom and/or Europe for their business activities and revenues. Any further exits from the European Union, or an increase in the belief that such exits are likely or possible, would likely cause additional market disruption globally and introduce new legal and regulatory uncertainties.”

BAR CHART

26.	COMMENT: You asked the Fund to delete Footnote †, which discloses the Fund’s year-to-date performance as of October 31, 2022.

RESPONSE: The Fund will delete Footnote †.

MORE INFORMATION ABOUT THE FUND’S INVESTMENTS

27.	COMMENT: You asked that the changes made to the Summary section of the Fund’s prospectus be applied in response to Item 9 of Form N-1A. You noted that disclosure in response to Item 4 of N-1A should be a summary of disclosure in response to Item 9 of Form N-1A.

RESPONSE: The Fund will apply the changes throughout the disclosure.

28.	COMMENT: You asked that the Fund include disclosure that it is non-diversified.

RESPONSE: The Fund respectfully refers the Staff to its principal investment strategy, which states: “The Fund is a ‘non-diversified’ fund. It generally invests a greater portion of its assets in the securities of one or more issuers and invests overall in a smaller number of issuers than a diversified fund.”

CHANGE IN INVESTMENT OBJECTIVE

29.	COMMENT: You noted that the Fund discloses that “[s]hareholders will be notified a minimum of 60 days in advance of any change in investment objective or of any change in the Fund’s ‘80% of assets’ investment policies.” You asked that the Fund state again its 80% investment policy.

RESPONSE: The Fund notes that it expects to include its prospectus in a combined prospectus that contains the prospectus of each series of the Trust. The above-referenced disclosure is intended to apply to all funds in the Trust with an 80% investment policy. The Fund’s 80% investment policy, and that of each series of the Trust included in the prospectus, is included in the disclosure that immediately precedes this disclosure.

SAI—INVESTMENT RESTRICTIONS

30.	COMMENT: In reference to the explanatory paragraph with respect to issuing senior securities, you asked that the Fund limit disclosure here to how derivatives instruments and transactions will be treated under the revised rule.

RESPONSE: The Fund will revise disclosure consistent with Staff’s comment.

SAI—DERIVATIVE ACTIONS BROUGHT ON BEHALF OF THE TRUST

31.	COMMENT: You asked that this section be moved to the prospectus.

RESPONSE: The Fund will move this section to the prospectus.

EXHIBITS

32.	COMMENT: You noted that the auditor’s consent must be refiled when the post-effective amendment under Rule 485(b) is filed because it cannot be incorporated by reference.

RESPONSE: The Fund will include the consent of the auditor in its post-effective amendment filed under Rule 485(b).

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Should you have any follow-up questions concerning this letter, please do not hesitate to contact me at (212) 839-8679.

Sincerely, /s/ Matthew Kutner Matthew J. Kutner (as Attorney for the Fund)

cc:

Sheelyn Michael, Deputy General Counsel, First Eagle Investment Management, LLC

Nathan J. Greene, Sidley Austin LLP